UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38877

Yunji Inc.

15/F, South Building, Hipark Phase 2, Xiaoshan District

Hangzhou 310000, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Yunji Inc. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

In May 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a government entity in the Chinese mainland.

Yunji Inc. is a company controlled by Mr. Shanglue Xiao, who, in accordance with the SEC rules, beneficially owned 49.6% of the Company’s total outstanding shares and held 90.5% of the Company’s aggregate voting power as of February 28, 2023. Lanlan Ltd. is a private company incorporated in British Virgin Islands wholly owned by Mr. Shanglue Xiao. As of February 28, 2023, Lanlan Ltd. beneficially owned 949,960,000 Class B ordinary shares of the Company. Yunji Inc. has a dual-class ordinary share structure. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Based on the total outstanding shares of the Company as of February 28, 2023, Lanlan Ltd. beneficially owned 47.8% of the Company’s total outstanding shares and 90.2% of the Company’s aggregate voting power.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, apart from Mr. Shanglue Xiao and Lanlan Ltd., each of the following shareholders beneficially owned 5% or more of the Company’s total outstanding shares, but less than 5% of the Company’s aggregate voting power, as of February 28, 2023:

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Entities affiliated with Eastern Bell Venture Capital (the “Eastern Bell Entities”) are Eastern Bell XIX Investment Limited and Eastern Bell XII Investment Limited, each a private company incorporated in British Virgin Islands and ultimately controlled by Mr. Li Yan. As of February 28, 2023, Eastern Bell Entities beneficially owned 134,600,340 Class A ordinary shares of the Company, based on information provided by Eastern Bell Entities. Based on the total outstanding shares of the Company as of February 28, 2023, the Eastern Bell Entities beneficially owned 6.8% of the Company’s total outstanding shares and 1.3% of the Company’s aggregate voting power.

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CPYD Singapore Pte. Ltd. is a private company incorporated in Singapore beneficially owned and controlled by Mr. David Hand. As of February 28, 2023, CPYD Singapore Pte. Ltd. beneficially owned 215,800,000 Class A ordinary shares of the Company, based on information provided by CPYD Singapore Pte. Ltd. Based on the total outstanding shares of the Company as of February 28, 2023, CPYD Singapore Pte. Ltd. beneficially owned 10.9% of the Company’s total outstanding shares and 2.0% of the Company’s aggregate voting power.

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Fasturn Overseas Limited is a private company incorporated in British Virgin Islands wholly owned by Mr. Yuan Chen. Fasturn Overseas Limited beneficially owned 146,202,410 Class A ordinary shares of the Company as of December 31, 2022, based on the Schedule 13G/A filed by Fasturn Overseas Limited on February 8, 2023. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Fasturn Overseas Limited’s shareholding has not changed since December 31, 2022, Fasturn Overseas Limited beneficially owned 7.4% of the Company’s total outstanding shares and held 1.4% of the Company’s aggregate voting power as of February 28, 2023.

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Acceleration S Limited is a private company incorporated in British Virgin Islands ultimately controlled by Mr. Shangzhi Wu. As of February 28, 2023, Acceleration S Limited beneficially owned 110,803,324 Class A ordinary shares of the Company. Based on the total outstanding shares of the Company as of February 28, 2023, Acceleration S Limited beneficially owned 5.6% of the Company’s total outstanding shares and 1.1% of the Company’s aggregate voting power.

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Trustbridge Partners IV, LP is a Cayman Islands limited partnership that is controlled by TB Alternative Assets Ltd, an investment adviser organized under the Cayman Islands and registered under Section 203 of the Investment Advisors Act of 1940. Trustbridge Partners IV, LP beneficially owned 107,250,000 Class A ordinary shares of the Company as of December 31, 2022, based on the Schedule 13G/A filed by TB Alternative Assets Ltd. on February 8, 2023. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Trustbridge Partners IV, LP’s shareholding has not changed since December 31, 2022, Trustbridge Partners IV, LP beneficially owned 5.4% of the Company’s total outstanding shares and held 1.0% of the Company’s aggregate voting power as of February 28, 2023.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 26, 2023, for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUNJI INC.

By	:	/s/ Peng Zhang
Name	:	Peng Zhang
Title	:	Vice President of Finance

Date: April 26, 2023